UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Vitro, S.A.B. de C.V.
(Name of Applicant)
Ave. Ricardo Margáin 400
Col. Valle del Campestre
San Pedro Garza García, Nuevo León, 66265
United Mexican States (“Mexico”)
(Address of Principal Executive Offices)
Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
8.0% Notes due 2019	$850 million in aggregate principal amount
Mandatory Convertible Debentures	$100.0 million in aggregate principal amount, subject to adjustment
Approximate date of proposed public offering:
As promptly as practicable after the date of this Application for Qualification
Name and Address of Agent for Service:
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
With copies to:

Joy K. Gallup, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005 (212) 530-5000	Alejandro Sanchez Mujica General Counsel Ave. Ricardo Margain Zozaya #400 Col. Valle del Campestre San Pedro Garza Garcia Nuevo Leon, 66265 Mexico +52 (81) 8863-1200
THE GUARANTORS LISTED ON SCHEDULE A HERETO

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the SEC, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

SCHEDULE A
OTHER REGISTRANTS—SUBSIDIARY GUARANTORS

Name	Address	Jurisdiction of Incorporation
Viméxico, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Envases Nortéamerica, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Comercializadora Álcali, S.A. de C.V. (formerly Vitro	Ave. Roble 660, Col. Valle del	Mexican
Corporativo, S.A. de C.V.)	Campestre Garza Garcia, N.L., 66265 Mexico
FIC Regiomontano, S.A.P.I. de C.V. (formerly	Ave. Roble 660, Col. Valle del	Mexican
Servicios Corporativos de Edificaciones, S.A. de C.V.)	Campestre
Garza Garcia, N.L., 66265 Mexico
V-MX Holdings, LLC (formerly Crisa Holding Co.)	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Packaging de México, S.A. de C.V. (formerly	Ave. Roble 660, Col. Valle del	Mexican
Inmobiliaria Loma del Toro, S.A. de C.V.)	Campestre
Garza Garcia, N.L., 66265 Mexico
Vidriera Monterrey, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Vidriera los Reyes, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Vidriera Guadalajara, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Vidriera Querétaro, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Vidriera Toluca, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Compañía Vidriera, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Fabricación de Máquinas, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Servicios Integrales de Acabados, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Vidrio Plano, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Industria del Álcali, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Distribuidora de Vidrio y Cristal, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico

Name	Address	Jurisdiction of Incorporation
Vidrio Lux, S.A.	Ave. Roble 660, Col. Valle del	Bolivian
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Packaging, LLC	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
Vidrio Plano de Mexicali, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Europa, Ltd.	Ave. Roble 660, Col. Valle del	Swiss
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Asset Corp. (formerly American Asset Holdings	Ave. Roble 660, Col. Valle del	Texas, USA
Corp.)	Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Venezuela, S.A.	Ave. Roble 660, Col. Valle del	Venezuelan
Campestre
Garza Garcia, N.L., 66265 Mexico
Binswanger Glass Company (formerly Troper, Inc.)	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Panamá, S.A.	Ave. Roble 660, Col. Valle del	Panamanian
Campestre
Garza Garcia, N.L., 66265 Mexico
Troper Services, Inc.	Ave. Roble 660, Col. Valle del	Ecuatorian
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitemco Ecuador, S.A.	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
Amsilco Holdings, Inc.	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
B.B.O. Holdings, Inc.	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
Crisa Corporation	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Automotriz, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Flex, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Vidrio y Cristal, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Flotado Cubiertas, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Distribuidor Vidriero LAN, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico

Name	Address	Jurisdiction of Incorporation
Vitrocar, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Cristales Inastillables de México, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Vidrio Plano de México, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
VVP Holdings, LLC.	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
VVP Auto Glass, Inc.	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro America, LLC.	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
Super Sky Products, Inc.	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
Super Sky International, Inc.	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
VVP Finance Corporation	Ave. Roble 660, Col. Valle del	Delaware, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Colombia, S.A.	Ave. Roble 660, Col. Valle del	Colombian
Campestre
Garza Garcia, N.L., 66265 Mexico
VVP Europa Holdings, B.V.	Ave. Roble 660, Col. Valle del	The Netherlands
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro do Brasil Indústria e Comércio, Ltda.	Ave. Roble 660, Col. Valle del	Brazilian
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Chemicals, Fibers and Mining, LLC.	Ave. Roble 660, Col. Valle del	Texas, USA
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Global, Ltd.	Ave. Roble 660, Col. Valle del	Swiss
Campestre
Garza Garcia, N.L., 66265 Mexico
Vidrio y Cristal del Noroeste, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Servicios Vidriera Guadalajara, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Servicios Vidriera Toluca, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Servicios Vitro Cosmos, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico

Name	Address	Jurisdiction of Incorporation
Servicios Vidriera Querétaro, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Servicios Vidriera Los Reyes, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Inmobiliaria Vitalc, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Viqueretanos, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
VAU, S.A. de C.V.	Ave. Roble 660, Col. Valle del	Mexican
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Car Colombia, S.A.S	Ave. Roble 660, Col. Valle del	Colombian
Campestre
Garza Garcia, N.L., 66265 Mexico
Vitro Cristalglass, S.L.	Ave. Roble 660, Col. Valle del
Campestre
	Garza Garcia, N.L., 66265 Mexico	Spanish
The name and address, including zip code, telephone number and area code, of the above listed registrants’ agent for service of process is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, (302) 738-6680.

GENERAL
          1. GENERAL INFORMATION.
          (a) Form of organization: the issuer of the Notes (as defined below) is Vitro, S.A.B. de C.V. (the “Company” or “Vitro”), which is a corporation with variable capital (sociedad anónima bursátil de capital variable).
          (b) State or other sovereign power under which organized: the Company is organized under the laws of Mexico.
          2. SECURITIES ACT EXEMPTION APPLICABLE.
          The Company (1) is proposing an exchange offer and soliciting consents (“Exchange Offer and Consent Solicitation”) to an in-court restructuring through a plan or agreement (“Concurso Plan”) under the Ley de Concursos Mercantiles, or bankruptcy law, of Mexico, and (2) together with Administración de Inmuebles Vitro, S.A. de C.V. (“AIV”), a wholly-owned subsidiary of Vitro, are offering to purchase for cash (the “Tender Offer” and together with the Exchange Offer and Consent Solicitation, the “Tender Offer and Exchange Offer and Consent Solicitation”) the Old Notes (as defined below). Holders may tender their Old Notes in either the Tender Offer or the Exchange Offer and Consent Solicitation. Because the size of the Tender Offer is limited, holders that tender Old Notes in the Tender Offer will be required to specify whether, if their Old Notes are not accepted in the Tender Offer, they elect to tender them into the Exchange Offer and Consent Solicitation instead.
The Exchange Offer and Consent Solicitation
          Pursuant to the Concurso Plan, the Company would exchange all of its outstanding 8.625% Senior Notes due 2012, referred to as the “2012 Notes,” 11.75% Senior Notes due 2013, referred to as the “2013 Notes,” and 9.125% Senior Notes due 2017, referred to as the “2017 Notes” (together with the 2012 Notes and 2013 Notes, the “Old Notes”) and the DFI Claims and Other Debt (each as defined below) for the following consideration on a pro rata basis:
•	$850 million in aggregate principal amount of new notes (the “New 2019 Notes”) issued at par value to the Restructured Debt;

•	$100 million in aggregate principal amount (plus the Issue Date Adjustment as defined in the Tender Offer and Exchange Offer and Consent Solicitation) of newly issued mandatory convertible debentures (the “New MCDs” and, together with the 2019, the “New Notes”), which will mandatorily convert into 15.0% of the Company’s equity if not paid in full at maturity;

•	a cash payment of the amount remaining, out of $75 million deposited in a Mexican trust, after making a consent payment as described further in the Company’s Tender Offer and Exchange Offer and Consent Solicitation Statement filed as Exhibit T3E.1 hereto, which will be paid to all holders of the Old Notes and all holders of claims relating to the Company’s derivative financial instruments (“DFI Claims”) and the other debt (the “Other Debt”), on a pro rata basis; and

•	a restructuring fee, in cash, based on the issue date of the New Notes.
The Tender Offer
          The Company and AIV offer to purchase for cash the maximum aggregate principal amount of Vitro’s Old Notes that can be purchased for $100,000,000 (subject to increase, the “Maximum Payment Amount”), at a purchase price per $1,000 principal amount equal to the clearing price. The Company and AIV reserve the right, but are not obligated, to increase the Maximum Payment Amount by up to 30% without permitting holders to withdraw Old Notes that have been previously tendered in the Tender Offer.
          The definitive terms and conditions of the Tender Offer and Exchange Offer and Consent Solicitation will be contained in the offer documents, which are filed as Exhibits T3E.1 through T3E.3 hereto and incorporated herein by reference.
          The Company intends to make the Exchange Offer and Consent Solicitation in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof, based upon the following facts:

•	The New Notes will be offered by the Company to its existing security holders exclusively and solely in exchange for its Old Notes, its DFI Claims and its Other Debt.

•	No sales of securities of the same class as the New Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer and Consent Solicitation for which the exemption is claimed.

•	The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer and Consent Solicitation. To the extent solicitations are undertaken by the Company’s officers and employees, such officers and employees will not receive additional compensation for making such solicitations. The Company has engaged Rothschild, Inc. to act as its financial advisor in connection with restructuring its debt. The fees paid to Rothschild are not contingent on the success of this Exchange Offer and Consent Solicitation and the activities undertaken by Rothschild are consistent with the activities of other financial advisors as permitted by the SEC.

•	The Company has not retained a dealer-manager in connection with the Exchange Offer and Consent Solicitation.

•	No holder of Old Notes has made or will be requested to make any cash payment in connection with the Exchange Offer and Consent Solicitation other than the payment of any applicable withholding or other taxes in accordance with the terms of the Exchange Offer and Consent Solicitation.
AFFILIATIONS
          3. AFFILIATES.
          For the purposes of this application only, the directors and executive officers of the Company named in response to Item 4 hereof and the principal owners of the Company’s voting securities named in response to Item 5 hereof may be deemed affiliates of the Company by virtue of the positions held by such persons in relation to the Company.
          The following is a list of all wholly owned or majority owned direct and indirect subsidiaries of the Company, all of which are considered affiliate companies, as of the date of this application. A diagram depicting the relationship of each affiliate to the Company is attached hereto as Exhibit T3H.

	Jurisdiction of
Company Name	Formation	Percentage
Viméxico, S.A. de C.V.	Mexican	91.8%
Vitro Envases Nortéamerica, S.A. de C.V.	Mexican	100%
Comercializadora Álcali, S.A. de C.V. (formerly Vitro Corporativo, S.A. de C.V.)	Mexican	100%
FIC Regiomontano, S.A.P.I. de C.V. (formerly Servicios Corporativos de Edificaciones, S.A. de C.V.)	Mexican	100%
Vidriera Monterrey, S.A. de C.V.	Mexican	100%
Vidriera los Reyes, S.A. de C.V.	Mexican	100%
Vidriera Guadalajara, S.A. de C.V.	Mexican	100%
Vidriera Querétaro, S.A. de C.V.	Mexican	100%
Vidriera Toluca, S.A. de C.V.	Mexican	100%
Compañía Vidriera, S.A. de C.V.	Mexican	100%
Fabricación de Máquinas, S.A. de C.V.	Mexican	100%
Servicios Integrales de Acabados, S.A. de C.V.	Mexican	100%

	Jurisdiction of
Company Name	Formation	Percentage
Vitro Packaging de México, S.A. de C.V. (formerly Inmobiliaria Loma del Toro, S.A. de C.V.)	Mexican	100%
Industria del Álcali, S.A. de C.V.	Mexican	100%
Vidrio Lux, S.A.	Bolivian	100%
Vitro Packaging, LLC	Delaware, USA	100%
Vitro Europa, Ltd.	Swiss	100%
Vitro Asset Corp (formerly American Asset Holdings Corp.)	Texas, USA	100%
V-MX Holdings, LLC (formerly Crisa Holding Co.)	Delaware, USA	100%
Binswanger Glass Company (formerly Troper, Inc.)	Delaware, USA	100%
Troper Services, Inc.	Delaware, USA	100%
Amsilco Holdings, Inc.	Delaware, USA	100%
B.B.O. Holdings, Inc.	Delaware, USA	100%
Crisa Corporation	Delaware, USA	100%
Vitro Automotriz, S.A. de C.V.	Mexican	100%
Vitro Flex, S.A. de C.V.	Mexican	100%
Vitro Vidrio y Cristal, S.A. de C.V.	Mexican	100%
Vitro Flotado Cubiertas, S.A. de C.V.	Mexican	100%
Distribuidor Vidriero LAN, S.A. de C.V.	Mexican	100%
Vitrocar, S.A. de C.V.	Mexican	100%
Cristales Inastillables de México, S.A. de C.V.	Mexican	100%
Vidrio Plano de México, S.A. de C.V.	Mexican	100%
VVP Holdings, LLC	Delaware, USA	100%
VVP Auto Glass, Inc.	Delaware, USA	100%
Vitro America, LLC	Delaware, USA	100%
Super Sky Products, Inc.	Delaware, USA	100%
Super Sky International, Inc.	Delaware, USA	100%
VVP Finance Corporation	Delaware, USA	100%
Vitro Colombia, S.A.	Colombian	100%
VVP Europa Holdings, B.V.	Netherlands	91.8%
Vitro do Brasil Indústria e Comércio, Ltda.	Brazilian	100%
Vitro Chemicals, Fibers and Mining, LLC	Texas, USA	100%
Vitro Global, Ltd.	Swiss	100%
Vidrio Plano, S.A. de C.V.	Mexican	100%
Distribuidora de Vidrio y Cristal, S.A. de C.V.	Mexican	100%
Vidrio Plano de Mexicali, S.A. de C.V.	Mexican	100%
Vitro Venezuela, S.A.	Venezuelan	100%
Vitro Panamá, S.A.	Panamanian	100%
Vitemco Ecuador, S.A.	Ecuatorian	100%
Vidrio y Cristal del Noroeste, S.A. de C.V.	Mexican	100%
Servicios Vitro Cosmos, S.A. de C.V.	Mexican	100%
Servicios Vidriera Los Reyes, S.A. de C.V.	Mexican	100%

	Jurisdiction of
Company Name	Formation	Percentage
Servicios Vidriera Guadalajara, S.A. de C.V.	Mexican	100%
Servicios Vidriera Toluca, S.A. de C.V.	Mexican	100%
Servicios Vidriera Querétaro, S.A. de C.V.	Mexican	100%
VAU, S.A. de C.V.	Mexican	100%
Inmobiliaria Vitalc, S.A. de C.V.	Mexican	100%
Viqueretanos, S.A. de C.V.	Mexican	100%
Productos de Valor Agregado en Cristal, S.A. de C.V.	Mexican	55%
Grupo Sordo Noriega, S.A. de C.V.	Mexican	55%
Productos de Valor Agregado en Cristal del Sureste, S.A. de C.V.	Mexican	55%
Cristales Automotrices, S.A. de C.V.	Mexican	51%
Cristales y Servicios, S.A. de C.V.	Mexican	51%
VVP Funding Corporation	Delaware, USA	100%
Vitro Car Colombia, S.A.S	Colombian	100%
IP Vitro Vidrio y Cristal, Ltd.	Swiss	82.5%
Vitro Cristalglass, S.L.	Spanish	65.84%
Vitro Chaves-Indústria de Vidrio, S.A.	Portuguese	60%
Aerovitro, S.A. de C.V.	Mexican	100%
Administración de Inmuebles Vitro, S.A. de C.V.	Mexican	100%
Vitro International Services Corporation	Delaware, USA	100%
Trabajo de Administración y Servicios, A.C.	Mexican	100%
Salud Corporativa, A.C.	Mexican	100%
Formación Educativa, A.C.	Mexican	100%
Clínica Vitro, A.C.	Mexican	100%
ASRAC Caja de Ahorro, A.C.	Mexican	100%
Fundación Vitro, A.C.	Mexican	100%
Desarrollo Personal y Familiar, A.C.	Mexican	100%
MANAGEMENT AND CONTROL
          4. DIRECTORS AND EXECUTIVE OFFICERS.
          The following table lists the names and offices held by all of the Company’s directors and officers. The mailing address and telephone number for all individuals is Ave. Ricardo Margáin 400, Col. Valle del Campestre, San Pedro Garza García, Nuevo León, 66265 Mexico and (52-81) 8863-1200.

Name	Office
Adrián Sada González	Chairman of the Board of Directors
Hugo A. Lara García	CEO, Director
Alejandro Sánchez Mújica	Executive Vice President and General Counsel
Claudio Del Valle Cabello	Chief Financial and Administrative Officer and Chief Restructuring Officer
Alfonso Gómez Palacio	President of the Glass Containers Business Unit
David González Morales	President of the Flat Glass Business Unit
Tomás González Sada	Director
Andrés Yarte Cantú	Director

Name	Office
Federico Sada Melo	International Commercial Manager of the Vitro Flat Glass Business Unit, Director
Jaime Serra Puche*	Director
Joaquín Vargas Guajardo*	Director
Jaime Rico Garza	President and CEO of Vitro Europa, Ltd., Director
Manuel Güemez de la Vega*	Director
Ricardo Martín Bringas*	Director
Mario Martín Laborín Gómez	Director
Guillermo Ortiz Martínez*	Director
Adrián G. Sada Cueva	VP of Administration and Finance of Vitro Glass Containers Business Unit, Director

*	Independent non-management directors.
          5. PRINCIPAL OWNERS OF VOTING SECURITIES.
          The following table sets forth the Company’s major shareholders and their shareholdings of our common stock as of September 24, 2010, unless otherwise indicated.

		Series A Shares	% of Shares
Name	Address	Outstanding(1)	Outstanding(1)(2)
Pension Plan Trust	Ave. Ricardo Margáin 400, Col. Valle del Campestre San Pedro Garza García, Nuevo León, 66265 Mexico	59,484,349	15.39
Stock Option Trust	Ave. Ricardo Margáin 400, Col. Valle del Campestre San Pedro Garza García, Nuevo León, 66265 Mexico	39,777,907	10.29
Mr. Alfredo Harp Helú(7)(8)	Praga 21, Colonia Juárez, Delegación Cuauhtemoc México, D.F. 6600, México	38,171,281	9.88
Mr. Adrián Sada González(3) (4) (6) (7)	Ave. Ricardo Margáin 400, Col. Valle del Campestre San Pedro Garza García, Nuevo León, 66265 Mexico	29,545,712	7.65
Mr. Federico Sada González(3) (5)	Ave. Ricardo Margáin 400, Col. Valle del Campestre San Pedro Garza García, Nuevo León, 66265 Mexico	29,212,591	7.56
Ms. Alejandra Sada González(3) (6) (7)	Ave. Ricardo Margáin 400, Col. Valle del Campestre San Pedro Garza García, Nuevo León, 66265 Mexico	26,058,188	6.74

(1)	All of the shares that may be issued upon exercise of the Company’s outstanding options are held by its Stock Option Trust, and all of its outstanding options are currently exercisable. Therefore, shares outstanding and the calculation of percentage of shares outstanding include all the Company’s outstanding options.

(2)	Calculation of percentage of shares outstanding based upon 386,857,143 issued shares minus 445,500 held as treasury stock. The total amount of outstanding shares includes 53.6 million of shares that are subject to dispute.

(3)	Mrs. María Nelly Sada de Yarte, her children and her children’s spouses collectively hold 17,182,163 of the Company’s shares, representing 4.45% of the Company’s issued and outstanding shares, which are not included in the table above. Mrs. María Nelly Sada de Yarte is a sister of Mr. Adrián Sada González, Mr. Federico Sada González and Ms. Alejandra Sada González.

(4)	Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son Mr. Adrián Sada Cueva. In addition to the shares set forth below, Mr. Adrián Sada González may be deemed to be a beneficial owner of the 39,777,907 shares held by the Company’s Stock Option Trust, as a member of the Technical Committee of the Stock Option Trust who shares the right to vote and the right to sell the shares held by the Stock Option Trust with the other member of the Technical Committee.

(5)	Reported as a group with his wife, Mrs. Liliana Melo de Sada, his sons Messrs. Federico Sada Melo and Mauricio Sada Melo, and his daughter, Ms. Liliana Sada Melo.

(6)	Entered into the 2009 Shareholders Agreement. The main provisions of the 2009 Shareholders Agreement set forth the rules to be followed by the abovementioned shareholders with respect to: (i) joint exercise of their voting rights and (ii) any transfer of their shares.

(7)	Entered into the 2010 Shareholders Agreement. The main provisions of the 2010 Shareholders Agreement set forth the rules to be followed by the abovementioned shareholders with respect to: (i) joint exercise of their voting rights, except with respect to certain specific and relevant matters, and (ii) any transfer of their shares.

(8)	Board of Directors, as required by Vitro’s by-laws, approved the request of Mr. Harp Helú to acquire additional shares of Vitro in excess of 9.9%, up to a maximum of 15% of the Company’s equity.
          6. UNDERWRITERS.
          No person has acted as an underwriter of any securities of the Company during the three years prior to the date of the filing of this application. There is no proposed principal underwriter for the New Notes that are proposed to be offered in connection with the Indentures that are to be qualified under this application.
CAPITAL SECURITIES
          7. CAPITALIZATION.
          (a) The following tables set forth certain information with respect to each authorized class of securities of the Company as of September 30, 2010.

	Amount
	Authorized	Amount Outstanding
Title of Class	(US$)	(US$)[1]
Shares of Series A, Class I, no par value	324,000,000	323,554,500
Shares of Series A, Class II, no par value (jointly with shares Class I referred to as “Shares”)	62,857,143	62,857,143
2012 Notes	300,000,000	300,000,000
2013 Notes	225,000,000	216,000,000
2017 Notes	700,000,000	700,000,000
Certificados Bursátiles Vitro 03	199,982,401.55	11,998,944.09
Certificados Bursátiles Vitro 08	79,992.960.62	31,997,184.25
DFI Claims[2]	N/A	189,999,282
RBS Note	15,000,000	15,000,000
          (b) The holders of the Shares are entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of the stockholders.
          As of September 30, 2010 there are 30,902,699 Ordinary Participation Certificates (“CPOs”)3 issued. Each CPO represents one Share and has no voting right with respect to the underlying Share, but have all the

[1]	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 12.5011 pesos per one U.S. dollar, the Free Exchange Rate September 30, 2010.

[2]	DFI Claims arose from guarantees granted by the Company.

economic rights relating to that. The CPO trustee that holds the shares represented by CPOs is required to vote those Shares in the same manner as the majority of the shares not so held that are voted in the relevant shareholders’ meeting.
INDENTURE SECURITIES
          8. ANALYSIS OF INDENTURE PROVISIONS.
          The New 2019 Notes will be issued under an indenture (the “New 2019 Notes Indenture”) and the New MCDs will be issued under an indenture (the “New MCDs Indenture” and together with the New 2019 Notes Indenture, the “Indentures”), each between the Company and The Bank of New York Mellon, as trustee (the “Trustee”). The following is a summary of the provisions of the Indentures required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 and is not a complete description of the Indentures’ provisions discussed. Holders of New Notes are encouraged to read the entire respective Indentures because many provisions that will control the rights of a holder of New Notes are not described in this analysis. The description makes use of a number of terms defined in the Indentures and is qualified in its entirety by express reference to the Indentures.
Events of Default
          Each of the following is an “Event of Default” under the Indentures, unless specified to pertain only to the New 2019 Notes Indenture or the New MCDs Indenture:
               (a) one or more final judgments or orders for the payment of money are rendered against the Company or any of its Material Subsidiaries and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $25.0 million (in excess of amounts which the Company’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;
               (b) an involuntary case or other proceeding is commenced against the Company or any Material Subsidiary with respect to it or its debts under any bankruptcy, concurso mercantil, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 days; or an order for relief is entered against the Company or any Material Subsidiary under the federal bankruptcy laws as now or hereafter in effect; or
               (c) the Company or any of its Material Subsidiaries (i) commences a voluntary case under any applicable bankruptcy, concurso mercantil, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any of its Material Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Material Subsidiaries or (iii) effects any general assignment for the benefit of creditors (an event of default specified in clause (b) or (c), a “bankruptcy default”); or
               (d) the Company fails to (i) make an Excess Cash Flow prepayment or repurchase or (ii) conduct a Mandatory Redemption of the New Notes.

[3]	The CPOs are negotiable instruments under Mexican law, have been issued by National Financiera as CPO trustee pursuant to the terms of CPOs trust agreements between the CPO trustee and Vitro. Currently the maximum number of CPOs that can be issued pursuant to the CPO agreements is 200,000,000. The CPO trust agreements established a master trust that enables non-Mexican investors to acquire CPOs representing economic interests in the Shares. The trust is necessary because, under Vitro by-laws, the Shares may not be purchased or held directly or indirectly by non-Mexican investors, other than through this mechanism.

Events of Default: New 2019 Notes Indenture:
               (a) the Company defaults in any payment of interest (including any additional interest and Additional Amount) on any 2019 Note when the same becomes due and payable, and the default continues for 30 days;
               (b) the Company defaults in the payment of principal of any 2019 Note when due and payable at maturity, upon acceleration or redemption, or otherwise (other than pursuant to an Offer to Purchase);
               (c) the Company fails to make an Offer to Purchase and thereafter to accept and pay for New 2019 Notes tendered when and as required pursuant to the covenants regarding a Change of Control, Limitation on Asset Sales, or the Company or any Guarantor fails to comply with the covenant regarding Consolidation, Merger, Lease or Sale of Assets;
               (d) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the New 2019 Notes Indenture or under the New 2019 Notes and the default or breach continues for a period of 45 consecutive days after written notice to the Company by the trustee or to the Company and the trustee by the holders of 25% or more in aggregate principal amount of the New 2019 Notes;
               (e) there occurs with respect to any Debt of the Company or any of its Material Subsidiaries having an outstanding principal amount of $25.0 million or more in the aggregate for all such Debt of all such Persons (i) an event of default that results in such Debt being due and payable prior to its scheduled maturity or (ii) failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period;
               (f) any Note Guaranty ceases to be in full force and effect, other than in accordance with the terms of the New 2019 Notes Indenture, or a Guarantor denies or disaffirms its obligations under its Note Guaranty;
               (g) the Company or any Restricted Subsidiary fails to comply with the covenant regarding “Limitation on Intercompany Debt”; or
               (i) any Lien on assets that, individually or in the aggregate, have a fair market value of $10.0 million or more and that was incurred for the benefit of the holders of the New 2019 Notes in connection with the pledge of any ownership interest in any Strategic Joint Venture or otherwise incurred for the benefit of the holders of the New 2019 Notes in accordance with the terms of the Indentures becomes or is declared to become invalid or ineffective, or the Company or any Restricted Subsidiary denies or disaffirms its obligations under any such Lien.
Consequences of an Event of Default Under the New 2019 Notes Indenture:
          If an Event of Default with respect to the New 2019 Notes, (other than an Event of Default relating to clause (d) or (e) above), occurs and is continuing under the New 2019 Notes Indenture, the trustee or the holders of at least 25% in aggregate principal amount of the New 2019 Notes then outstanding, by written notice to the Company (and to the trustee if the notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal of and accrued interest on the New 2019 Notes to be immediately due and payable. Upon a declaration of acceleration, such principal and interest will become immediately due and payable.
Events of Default: New MCDs Indenture:
               (a) the Company fails to comply with its obligation to convert the New MCDs in accordance with the New MCDs Indenture upon a Mandatory Conversion Event and such failure continues for a period of 5 Business Days or more (at maturity or otherwise);
               (b) the Company fails to make an Offer to Purchase all outstanding New MCDs within 30 days following a Change of Control; or
               (c) there occurs with respect to the New 2019 Notes (i) an event of default that results in such Debt being due and payable prior to its scheduled maturity or (ii) failure to make a principal or interest payment when due and such defaulted payment is not made, waived or extended within the applicable grace period.

Consequences of an Event of Default Under the New MCDs Indenture:
          If an Event of Default with respect to the New MCDs, (other than an Event of Default relating to clause (d) or (e) above), occurs and is continuing under the New MCDs Indenture, the trustee or the holders of at least 25% in aggregate principal amount of the New MCDs then outstanding, by written notice to the Company (and to the trustee if the notice is given by the holders), may, and the trustee and the common representative at the request of such holders shall, declare that the principal of and accrued interest on the New MCDs will convert immediately to common shares (or CPOs, as applicable).
Authentication and Delivery of the New Notes; Use of Proceeds
          One officer of the Company must sign the New Notes for the Company by either manual or facsimile signature. If an officer whose signature is on a New Note no longer holds that office at the time the Trustee authenticates the New Notes, the New Notes will nevertheless be valid.
          The New Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Notes. The signature will be conclusive evidence that the New Notes have been authenticated under the Indentures. At any time and from time to time after the execution and delivery of the Indentures, the Company may deliver Notes executed by the Company to the Trustee for authentication. The Trustee will authenticate and deliver New 2019 Notes in the aggregate principal amount not to exceed $850,000,000 and New MCDs in the aggregate principal amount not to exceed $100,000,000.
          There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for the 2012 Notes, 2013 Notes, 2017 Notes, DFI Claims and the Other Debt of the Company pursuant to the Tender Offer and Exchange Offer and Consent Solicitation. No provisions are contained in the Indentures with respect to the Company’s use of proceeds of the issuance of the New Notes.
Release and Substitution of Property Subject to the Lien of the Indentures
          The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.
Satisfaction and Discharge
          The Company may discharge its obligations under the New Notes (except for those surviving obligations specifically set forth in the Indentures) when:
                    (a) either (i) all the New Notes have been delivered to the Trustee for cancellation, or (ii) the New Notes not delivered to the Trustee for cancellation mature within sixty days, or all of them are to be called for redemption within sixty days under arrangements satisfactory to the Trustee for giving the irrevocable notice of redemption in accordance with the Indentures and the Company has irrevocably deposited in trust with the Trustee solely for the benefit of the holders money, government notes or a combination thereof, in an amount sufficient to pay and discharge the entire debt on such New Notes; and
                    (b) the Company has paid or caused to be paid all sums payable under the Indentures by the Company.
          Notwithstanding the satisfaction and discharge of the Indentures, certain of the Company’s obligations shall survive as specified in the Indentures.
Evidence as to Compliance with Conditions and Covenants
          The Company will deliver to the Trustee within 120 days after the end of each fiscal year an Officer’s Certificate stating that the Company has fulfilled its obligations under the Indentures, if there has been a Default, specifying the Default and its nature and status. The Company will deliver to the Trustee, as soon as possible and in any event within 30 days after the Company becomes aware or should reasonably become aware of the occurrence of a Default, an Officers’ Certificate setting forth the details of the Default, and the action which the Company proposes to take with respect thereto.

          9. OTHER OBLIGORS.
          The New 2019 Notes will be guaranteed by the following subsidiaries of the Company:

Other Obligor	Address
Viméxico, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Envases Nortéamerica, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Comercializadora Álcali, S.A. de C.V. (formerly Vitro Corporativo, S.A. de C.V.)	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
FIC Regiomontano, S.A.P.I. de C.V. (formerly Servicios Corporativos de Edificaciones, S.A. de C.V.)	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
V-MX Holdings, LLC (formerly Crisa Holding Co.)	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Packaging de México, S.A. de C.V. (formerly Inmobiliaria Loma del Toro, S.A. de C.V.)	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vidriera Monterrey, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vidriera los Reyes, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vidriera Guadalajara, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vidriera Querétaro, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vidriera Toluca, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Compañía Vidriera, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Fabricación de Máquinas, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Servicios Integrales de Acabados, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vidrio Plano, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Industria del Álcali, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Distribuidora de Vidrio y Cristal, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vidrio Lux, S.A.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Packaging, LLC	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vidrio Plano de Mexicali, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Europa, Ltd.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Asset Corp. (formerly American Asset Holdings Corp.)	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Venezuela, S.A.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Binswanger Glass Company (formerly Troper, Inc.)	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Panamá, S.A.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Troper Services, Inc.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico

Other Obligor	Address
Vitemco Ecuador, S.A.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Amsilco Holdings, Inc.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
B.B.O. Holdings, Inc.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Crisa Corporation	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Automotriz, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Flex, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Vidrio y Cristal, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Flotado Cubiertas, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Distribuidor Vidriero LAN, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitrocar, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Cristales Inastillables de México, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vidrio Plano de México, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
VVP Holdings, LLC.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
VVP Auto Glass, Inc.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro America, LLC.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Super Sky Products, Inc.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Super Sky International, Inc.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
VVP Finance Corporation	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Colombia, S.A.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
VVP Europa Holdings, B.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro do Brasil Indústria e Comércio, Ltda.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Chemicals, Fibers and Mining, LLC.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Global, Ltd.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vidrio y Cristal del Noroeste, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Servicios Vidriera Guadalajara, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Servicios Vidriera Toluca, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Servicios Vitro Cosmos, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Servicios Vidriera Querétaro, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Servicios Vidriera Los Reyes, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Inmobiliaria Vitalc, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico

Other Obligor	Address
Viqueretanos, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
VAU, S.A. de C.V.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Car Colombia, S.A.S	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico
Vitro Cristalglass, S.L.	Ave. Roble 660, Col. Valle del Campestre Garza Garcia, N.L., 66265 Mexico

CONTENTS OF APPLICATION FOR QUALIFICATION
          This application for qualification comprises:
     (a) Pages one to 18, consecutively.
     (b) The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, as trustee, under the Indentures to be qualified.*
     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A	Amended and Restated Certificate of Incorporation (acta constitutiva) of Vitro, S.A.B. de C.V., together with an English translation, is contained in the bylaws incorporated by reference herein as Exhibit T3B.

Exhibit T3B	Amended and Restated Bylaws (estatutos sociales) of Vitro, S.A.B. de C.V., together with an English translation, incorporated by reference to Exhibit 1.01 of the Company’s Form 20-F filed with the Commission on July 1, 2009.

Exhibit T3C1**	New 2019 Notes Indenture between Vitro, S.A.B. de C.V., the guarantors named therein and The Bank of New York Mellon, as trustee.

Exhibit T3C2**	New MCDs Indenture between Vitro, S.A.B. de C.V. and The Bank of New York Mellon, as trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E.1*	Tender Offer and Exchange Offer and Consent Solicitation Statement to offer to purchase for cash or exchange outstanding 2012 Notes, 2013 Notes, 2017 Notes, DFI Claims and the Other Debt for Notes due 2019 and mandatory convertible debentures.

Exhibit T3E.2*	Letter of Transmittal.

Exhibit T3E.3*	Letter of Instructions to Beneficial Holders.

Exhibit T3F**	Cross-reference sheet showing the location in the Indentures of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C1 and T3C2).

Exhibit T3G*	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, as trustee, under the Indentures to be qualified.

Exhibit T3H*	Item 3 diagram depicting the relationship of each affiliate to Vitro, S.A.B. de C.V.

*	Filed herewith.

**	To be filed by amendment.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Vitro, S.A.B. de C.V., a corporation organized and existing under the laws of Mexico, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested all in the City of San Pedro Garza Garcia and State of Nuevo León, on the 1st day of November, 2010.

VITRO, S.A.B. DE C.V.
By:	/s/ Claudio del Valle Cabello
	Name:	Claudio del Valle Cabello
	Title:	Attorney-in-Fact

By:	/s/ Alejandro Sánchez Mújica
	Name:	Alejandro Sánchez Mújica
	Title:	Attorney-in-Fact

As authorized signatory on behalf of each of
CRISTALES INASTILLABLES DE MÉXICO,
S.A. DE C.V., DISTRIBUIDOR VIDRIERO LAN,
S.A. DE C.V., DISTRIBUIDORA DE VIDRIO
Y CRISTAL, S.A. DE C.V., VAU, S.A. DE C.V.,
VIDRIO PLANO DE MÉXICO, S.A. DE C.V.,
VIDRIO PLANO, S.A. DE C.V., VIMÉXICO,
S.A. DE C.V., VITRO AUTOMOTRIZ, S.A.
DE C.V., VITRO FLEX, S.A. DE C.V., VITRO
FLOTADO CUBIERTAS, S.A. DE C.V., VITRO
VIDRIO Y CRISTAL, S.A. DE C.V. and
VITROCAR, S.A. DE C.V.

By:	/s/ Claudio del Valle Cabello
	Name:	Claudio del Valle Cabello
	Title:	Attorney-in-Fact

As authorized signatory on behalf of each of VIDRIO PLANO DE MEXICALI, S.A. DE C.V., VIDRIO Y CRISTAL DEL NOROESTE, S.A. DE C.V. and VITRO ENVASES NORTEAMERICA, S.A. DE C.V.
By:	/s/ Javier Arechavaleta
	Name:	Javier Arechavaleta
	Title:	Attorney-in-Fact

As authorized signatory on behalf of each of
COMERCIALIZADORA ALCALI, S.A. DE C.V.
(formerly VITRO CORPORATIVO, S.A. DE C.V.),
COMPAÑÍA VIDRIERA, S.A. DE C.V.,
FABRICACIÓN DE MÁQUINAS, S.A. DE C.V.,
FIC REGIOMONTANO, S.A.P.I. DE C.V. (formerly
SERVICIOS CORPORATIVOS DE
EDIFICACIONES, S.A. DE C.V.), INDUSTRIA
DEL ALCALI, S.A. DE C.V., INMOBILIARIA
VITALC, S.A. DE C.V., SERVICIOS
INTEGRALES DE ACABADOS, S.A. DE C.V.,
SERVICIOS VIDRIERA GUADALAJARA, S.A.
DE C.V., SERVICIOS VIDRIERA LOS REYES,
S.A. DE C.V., SERVICIOS VIDRIERA
QUERÉTARO, S.A. DE C.V., SERVICIOS
VIDRIERA TOLUCA, S.A. DE C.V., SERVICIOS
VITRO COSMOS, S.A. DE C.V., VIDRIERA
GUADALAJARA, S.A. DE C.V., VIDRIERA
LOS REYES, S.A. DE C.V., VIDRIERA
MONTERREY, S.A. DE C.V., VIDRIERA
QUERÉTARO, S.A. DE C.V., VIDRIERA
TOLUCA, S.A. DE C.V., VIQUERETANOS,
S.A. DE C.V., and VITRO PACKAGING DE
MÉXICO, S.A. DE C.V. (formerly INMOBILIARIA
LOMA DEL TORO, S.A. DE C.V.)

By:	/s/ Rafael Colome Carrasco
	Name:	Rafael Colome Carrasco
	Title:	Attorney-in-Fact

As authorized signatory on behalf of each of
AMSILCO HOLDINGS, INC., B.B.O. HOLDINGS,
INC., CRISA CORPORATION, VITRO ASSET
CORP. (formerly AMERICAN ASSET HOLDINGS
CORP.), VITRO CHEMICALS, FIBERS AND
MINING, LLC., VITRO PACKAGING, LLC. and
V-MX HOLDINGS, LLC. (formerly CRISA
HOLDING CO.)

By:	/s/ Rafael Colome Carrasco
	Name:	Rafael Colome Carrasco
	Title:	President and CEO

As authorized signatory on behalf of each of VITRO EUROPA, LTD. and VITRO GLOBAL, LTD.
By:	/s/ Jaime Rico
	Name:	Jaime Rico
	Title:	Member of the Board and President of the Board

As authorized signatory on behalf of each of
BINSWANGER GLASS COMPANY (formerly
TROPER INC.), SUPER SKY INTERNATIONAL,
INC., SUPER SKY PRODUCTS, INC., TROPER
SERVICES, INC., VITRO AMERICA, LLC.,
VVP AUTO GLASS, INC., VVP FINANCE
CORPORATION and VVP HOLDINGS, LLC.

By:	/s/ Arturo Carrillo
	Name:	Arturo Carrillo
	Title:	President and CEO

As authorized signatory on behalf of each of VITEMCO ECUADOR, S.A., VITRO CAR COLOMBIA, S.A.S, VITRO COLOMBIA, S.A. and VITRO VENEZUELA, S.A.
By:	/s/ Alfonso Gomez
	Name:	Alfonso Gomez
	Title:	Legal Representative

VIDRIO LUX, S.A.
By:	/s/ Hugo Aldo Suito Magnani
	Name:	Hugo Aldo Suito Magnani
	Title:	General Manager

By:	/s/ Ramiro Soliz Delgadillo
	Name:	Ramiro Soliz Delgadillo
	Title:	Administrative Manager

VITRO PANAMÁ, S.A.
By:	/s/ Ildivais O. Moreno B.
	Name:	Ildivais O. Moreno B.
	Title:	Legal Representative

VVP EUROPA HOLDINGS, B.V.
By:	/s/ ANT Management Netherlands B.V.
	Name:	A. Nagelmaker / M. Hager
	Title:	Director /Proxy Holder

VITRO DO BRASIL INDÚSTRIA E COMÉRCIO, LTDA.
By:	/s/ Elias Mufarej
	Name:	Elias Mufarej
	Title:	Administrator

VITRO CRISTALGLASS, S.L.
By:	/s/ Claudio del Valle
	Name:	Claudio del Valle
	Title:	Attorney-in-Fact

By:	/s/ Alejandro Sánchez Mújica
	Name:	Alejandro Sánchez Mújica
	Title:	Attorney-in-Fact